SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 21, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q2 and Half Year 2022

•	Report attached to stock exchange release: Report for Q2 and Half Year 2022

Stock exchange release	1 (7)
21 July 2022

Nokia Corporation

Half year report

21 July 2022 at 08:00 EEST

Nokia Corporation Financial Report for Q2 and Half Year 2022

Good profitability supports full year outlook

•	Q2 net sales increased 3% y-o-y in constant currency (+11% reported).

•	Network Infrastructure net sales grew 12% in constant currency, with growth across all four businesses while Mobile Networks returned to growth despite ongoing supply chain constraints.

•	Cloud and Network Services net sales were flat in constant currency while Nokia Technologies declined 25% as it continued to be impacted by expired licenses that are in the process of being renewed.

•	Comparable gross margin of 40.6% and operating margin of 12.2%. Underlying profitability improved but was offset by Nokia Technologies and a one-off software deal in Mobile Networks in the prior year meaning margins declined y-o-y.

•	Reported gross margin declined 80bps y-o-y to 40.2% and operating margin expanded 50bps y-o-y to 9.6% as the above factors impacting comparable margins were offset primarily by lower restructuring charges.

•	Comparable diluted EPS of EUR 0.10; reported diluted EPS of EUR 0.08.

•	Free cash flow negative EUR 0.1bn, net cash balance of EUR 4.5bn.

•	Solid first half performance with 2% constant currency net sales growth and comparable operating margin of 11.6% (reported 8.2%), down slightly as timing effects in Nokia Technologies offset underlying profitability improvements.

•	Full year 2022 net sales outlook is unchanged in constant currency. Full year net sales outlook applying 30 June 2022 exchange rates is EUR 23.5bn to EUR 24.7bn. Comparable operating margin guidance remains 11% to 13.5%.

This is a summary of the Nokia Corporation Financial Report for Q2 and Half Year 2022 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q2 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete report with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q2 2022 RESULTS

I am pleased to say we continued to execute well in the second quarter. We improved net sales growth to 3% in constant currency despite ongoing supply chain constraints. We delivered another quarter of robust profitability with a 12.2% comparable operating margin, slightly down year-on-year due to timing effects of contract renewals in Nokia Technologies and a one-off software deal last year. Excluding these factors, we can see continued strong improvement in the underlying profitability of the business.

Stock exchange release	2 (7)
21 July 2022

Network Infrastructure maintained its strong growth momentum with net sales up 12% in constant currency more than offsetting the decline in Nokia Technologies. I was pleased to see Mobile Networks returned to growth with a 1% increase in constant currency despite supply chain constraints, while Cloud and Network Services was stable year-on-year.

Momentum continues to build in Enterprise with growing order intake and returned to growth with an 8% increase in net sales in constant currency which are important for our long-term aspirations in the space. Since the start of this year we have been making further investments into private wireless both in R&D and go-to-market to capitalise on our early market leadership. We expect these investments will deliver strong financial returns for us in the mid-term as indicated by double-digit net sales growth in private wireless in the quarter.

While we recognize the increased global macroeconomic uncertainty and currency fluctuations impacting some emerging markets, I am confident we have the right strategy in place to navigate these challenges along with support from structural technology adoption trends in 5G and fiber. However, we will not become complacent; we remain focused on building technology leadership and improving cost-efficiency to deliver on our strategic goals for the years ahead.

We have had a strong first half and with our renewed competitiveness, we are well placed to deliver our full year 2022 guidance. There remain risks around timing of Nokia Technologies’ contract renewals, potential COVID-19 lockdowns and the supply chain which remains challenging but is showing signs of improvement. We are currently tracking towards the higher-end of our net sales guidance and towards the mid-point of our operating margin guidance as we manage ongoing inflation and currency headwinds.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q2'22	Q2'21	YoY change		Constant currency YoY change	Q1–Q2'22	Q1–Q2'21	YoY change		Constant currency YoY change
Reported results
Net sales	5 873	5 313	11%		3%	11 220	10 389	8%		2%
Gross margin %	40.2%	41.0%	(80	)bps		40.4%	39.5%	90	bps
Research and development expenses	(1 091)	(1 063)	3%			(2 163)	(2 060)	5%
Selling, general and administrative expenses	(728)	(712)	2%			(1 403)	(1 360)	3%
Operating profit	564	484	17%			918	916	0%
Operating margin %	9.6%	9.1%	50	bps		8.2%	8.8%	(60	)bps
Profit for the period	460	351	31%			679	614	11%
EPS, diluted	0.08	0.06	33%			0.12	0.11	9%
Net cash and interest-bearing financial investments	4 546	3 688	23%			4 546	3 688	23%
Comparable results
Net sales	5 873	5 313	11%		3%	11 220	10 389	8%		2%
Gross margin %	40.6%	42.3%	(170	)bps		40.7%	40.3%	40	bps
Research and development expenses	(1 069)	(1 011)	6%			(2 122)	(1 985)	7%
Selling, general and administrative expenses	(623)	(585)	6%			(1 204)	(1 137)	6%
Operating profit	714	682	5%			1 296	1 234	5%
Operating margin %	12.2%	12.8%	(60	)bps		11.6%	11.9%	(30	)bps
Profit for the period	585	539	9%			1 001	914	10%
EPS, diluted	0.10	0.09	11%			0.17	0.16	6%
ROIC[1]	18.5%	18.4%	10	bps		18.5%	18.4%	10	bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Performance measures section in Nokia Corporation Financial Report for Q2 and Half Year 2022 for details.

Stock exchange release	3 (7)
21 July 2022

Business group results	Mobile Networks		Network Infrastructure		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21
Net Sales	2 593	2 380	2 153	1 778	753	703	305	401	77	62
YoY change	9%		21%		7%		(24)%		24%
Constant currency YoY change	1%		12%		0%		(25)%		16%
Gross margin %	40.2%	40.9%	35.4%	35.3%	37.2%	35.7%	99.7%	99.8%	(5.2)%	(4.8)%
Operating profit/(loss)	291	249	247	162	(5)	10	217	332	(36)	(70)
Operating margin %	11.2%	10.5%	11.5%	9.1%	(0.7)%	1.4%	71.1%	82.8%	(46.8)%	(112.9)%

OUTLOOK

Full year 2022
Net sales[1]	EUR 23.5 billion to EUR 24.7 billion (constant currency unchanged, adjusted for currency)[1]
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

1 Assuming the rate 1 EUR = 1.04 USD as of 30 June 2022 continues for the remainder of 2022 along with year-to-date actual foreign exchange rates (adjusted from prior 1 EUR = 1.11 USD rate as of 31 Mar 2022). Assuming the year-end 2021 exchange rate, the net sales outlook would continue to be EUR 22.6bn to EUR 23.8bn.

2 Please refer to Performance measures section in Nokia Corporation Financial Report for Q2 and Half Year 2022 for a full explanation of how these terms are defined.

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described in the Risk Factors section later in this release.

•	Nokia’s outlook assumptions expect the following size and growth in our estimated total addressable markets (Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks) and assuming year-to-date actual EUR/USD rate and 1.04 for the remainder of the year (updated):

	2022 total addressable market (€bn)	Constant currency growth
Mobile Networks	51	+5%
Network Infrastructure	47	+5%
Cloud and Network Services	27	+3%
Nokia total addressable market	125	+4%

Stock exchange release	4 (7)
21 July 2022

•	Nokia’s outlook assumptions for the operating margin of each business group in 2022 are provided below:

Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

•	We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term;

•	We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;

•	In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;

•	Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and EUR 100-150 million over the longer-term (update);

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;

•	Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term; and

•	Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer-term.

Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2022 for details), we expect that a 10% strengthening in the USD vs. the EUR would have an impact of approximately positive 5% on net sales, a positive impact on operating profit and a slight positive impact to our operating margin, before hedging. In the current financial year, due to the impact of hedging, we expect an approximately neutral impact on operating profit and a slightly negative impact to operating margin (update).

Nokia’s long-term targets as published with our fourth quarter 2021 results remain unchanged.

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

Stock exchange release	5 (7)
21 July 2022

Under the authorization, a EUR 0.02 dividend was paid in Q2 2022 totaling EUR 113 million.

On 21 July 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 26 July 2022 and the dividend will be paid on 4 August 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution of the second installment and the executed payment of the first installment in Q2 2022, the Board’s remaining distribution authorization is a maximum of EUR 0.04 per share.

The payment of the second installment of the distribution is expected to total approximately EUR 112 million in Q3 2022.

Share buyback program

In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash position of the company. To manage the company’s capital structure, the Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of June 2022, Nokia has repurchased 30 335 608 shares for a total purchase price of approximately EUR 144 million, with weighted average purchase price of EUR 4.73 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Accelerating inflation, increased global macro-uncertainty and major currency fluctuations;

•	Scope and duration of the COVID-19 pandemic, and its economic impact;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives;

Stock exchange release	6 (7)
21 July 2022

•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this release, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

Nokia's webcast will begin on 21 July 2022 at 11.30 a.m. Finnish time (EEST). A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

FINANCIAL CALENDAR 2022

•	Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

Stock exchange release	7 (7)
21 July 2022

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

NOKIA

Report for Q2 and Half Year 2022

Good profitability supports full year outlook

- Q2 net sales increased 3% y-o-y in constant currency (+11% reported).
- Network Infrastructure net sales grew 12% in constant currency, with growth across all four businesses while Mobile Networks returned to growth despite ongoing supply chain constraints.
- Cloud and Network Services net sales were flat in constant currency while Nokia Technologies declined 25% as it continued to be impacted by expired licenses that are in the process of being renewed.
- Comparable gross margin of 40.6% and operating margin of 12.2%. Underlying profitability improved but was offset by Nokia Technologies and a one-off software deal in Mobile Networks in the prior year meaning margins declined y-o-y.
- Reported gross margin declined 80bps y-o-y to 40.2% and operating margin expanded 50bps y-o-y to 9.6% as the above factors impacting comparable margins were offset primarily by lower restructuring charges.
- Comparable diluted EPS of EUR 0.10; reported diluted EPS of EUR 0.08.
- Free cash flow negative EUR 0.1bn, net cash balance of EUR 4.5bn.
- Solid first half performance with 2% constant currency net sales growth and comparable operating margin of 11.6% (reported 8.2%), down slightly as timing effects in Nokia Technologies offset underlying profitability improvements.
- Full year 2022 net sales outlook is unchanged in constant currency. Full year net sales outlook applying 30 June 2022 exchange rates is EUR 23.5bn to EUR 24.7bn. Comparable operating margin guidance remains 11% to 13.5%.

EUR million (except for EPS in EUR)	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**5 873**	5 313	11%	*3%*	**11 220**	10 389	8%	*2%*
Gross margin %	**40.2%**	41.0%	(80)bps		**40.4%**	39.5%	90bps	
Research and development expenses	**(1 091)**	(1 063)	3%		**(2 163)**	(2 060)	5%	
Selling, general and administrative expenses	**(728)**	(712)	2%		**(1 403)**	(1 360)	3%	
Operating profit	**564**	484	17%		**918**	916	0%	
Operating margin %	**9.6%**	9.1%	50bps		**8.2%**	8.8%	(60)bps	
Profit for the period	**460**	351	31%		**679**	614	11%	
EPS, diluted	**0.08**	0.06	33%		**0.12**	0.11	9%	
Net cash and interest-bearing financial investments	**4 546**	3 688	23%		**4 546**	3 688	23%	
Comparable results								
Net sales	**5 873**	5 313	11%	*3%*	**11 220**	10 389	8%	*2%*
Gross margin %	**40.6%**	42.3%	(170)bps		**40.7%**	40.3%	40bps	
Research and development expenses	**(1 069)**	(1 011)	6%		**(2 122)**	(1 985)	7%	
Selling, general and administrative expenses	**(623)**	(585)	6%		**(1 204)**	(1 137)	6%	
Operating profit	**714**	682	5%		**1 296**	1 234	5%	
Operating margin %	**12.2%**	12.8%	(60)bps		**11.6%**	11.9%	(30)bps	
Profit for the period	**585**	539	9%		**1 001**	914	10%	
EPS, diluted	**0.10**	0.09	11%		**0.17**	0.16	6%	
ROIC[1]	**18.5%**	18.4%	10bps		**18.5%**	18.4%	10bps	

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Performance measures section in this report for details.

Business group results	Mobile Networks		Network Infrastructure		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21	Q2'22	Q2'21
Net Sales	**2 593**	2 380	**2 153**	1 778	**753**	703	**305**	401	**77**	62
YoY change	**9%**		**21%**		**7%**		**(24)%**		**24%**	
Constant currency YoY change	**1%**		**12%**		**0%**		**(25)%**		**16%**	
Gross margin %	**40.2%**	40.9%	**35.4%**	35.3%	**37.2%**	35.7%	**99.7%**	99.8%	**(5.2)%**	(4.8)%
Operating profit/(loss)	**291**	249	**247**	162	**(5)**	10	**217**	332	**(36)**	(70)
Operating margin %	**11.2%**	10.5%	**11.5%**	9.1%	**(0.7)%**	1.4%	**71.1%**	82.8%	**(46.8)%**	(112.9)%

21 July 2022 1

NOKIA


Pekka Lundmark
President and CEO

I am pleased to say we continued to execute well in the second quarter. We improved net sales growth to 3% in constant currency despite ongoing supply chain constraints. We delivered another quarter of robust profitability with a 12.2% comparable operating margin, slightly down year-on-year due to timing effects of contract renewals in Nokia Technologies and a one-off software deal last year. Excluding these factors, we can see continued strong improvement in the underlying profitability of the business.

Network Infrastructure maintained its strong growth momentum with net sales up 12% in constant currency more than offsetting the decline in Nokia Technologies. I was pleased to see Mobile Networks returned to growth with a 1% increase in constant currency despite supply chain constraints, while Cloud and Network Services was stable year-on-year.

Momentum continues to build in Enterprise with growing order intake and returned to growth with an 8% increase in net sales in constant currency which are important for our long-term aspirations in the space. Since the start of this year we have been making further investments into private wireless both in R&D and go-to-market to capitalise on our early market leadership. We expect these investments will deliver strong financial returns for us in the mid-term as indicated by double-digit net sales growth in private wireless in the quarter.

While we recognize the increased global macroeconomic uncertainty and currency fluctuations impacting some emerging markets, I am confident we have the right strategy in place to navigate these challenges along with support from structural technology adoption trends in 5G and fiber. However, we will not become complacent; we remain focused on building technology leadership and improving cost-efficiency to deliver on our strategic goals for the years ahead.

We have had a strong first half and with our renewed competitiveness, we are well placed to deliver our full year 2022 guidance. There remain risks around timing of Nokia Technologies' contract renewals, potential COVID-19 lockdowns and the supply chain which remains challenging but is showing signs of improvement. We are currently tracking towards the higher-end of our net sales guidance and towards the mid-point of our operating margin guidance as we manage ongoing inflation and currency headwinds.

Outlook

	Full year 2022
Net sales[1]	EUR 23.5 billion to EUR 24.7 billion (constant currency unchanged, adjusted for currency)[1]
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

[1] Assuming the rate 1 EUR = 1.04 USD as of 30 June 2022 continues for the remainder of 2022 along with year-to-date actual foreign exchange rates (adjusted from prior 1 EUR = 1.11 USD rate as of 31 Mar 2022). Assuming the year-end 2021 exchange rate, the net sales outlook would continue to be EUR 22.6bn to EUR 23.8bn.
[2] Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described in the Risk Factors section later in this report.

- Nokia's outlook assumptions expect the following size and growth in our estimated total addressable markets (Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks) and assuming year-to-date actual EUR/USD rate and 1.04 for the remainder of the year (updated):

	2022 total addressable market (€bn)	Constant currency growth
Mobile Networks	51	+5%
Network Infrastructure	47	+5%
Cloud and Network Services	27	+3%
Nokia total addressable market	125	+4%

- Nokia's outlook assumptions for the operating margin of each business group in 2022 are provided below:

	Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

- We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term;
- We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;
- In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;
- Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and EUR 100-150 million over the longer-term (update);
- Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;
- Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term; and
- Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer-term.

Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation in the Financial statement information section for details), we expect that a 10% strengthening in the USD vs. the EUR would have an impact of approximately positive 5% on net sales, a positive impact on operating profit and a slight positive impact to our operating margin, before hedging. In the current financial year, due to the impact of hedging, we expect an approximately neutral impact on operating profit and a slightly negative impact to operating margin (update).

Nokia's long-term targets as published with our fourth quarter 2021 results remain unchanged.

21 July 2022 2

21 July 2022 3 Financial Results Q2 2022 compared to Q2 2021 Net sales In Q2 2022, reported net sales increased 11%, benefiting from foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 3%, despite the impact of COVID-19 related lockdowns in China and wider component constraints. Strong growth continued in Network Infrastructure while Mobile Networks returned to growth and executed well against the supply-related challenges. Cloud and Network Services net sales were flat while Nokia Technologies net sales were once again negatively impacted by the timing impact of licensing agreement renewals. Gross margin Reported gross margin decreased 80 basis points to 40.2% in Q2 2022 and comparable gross margin decreased 170 basis points to 40.6%. The decline in gross margin was mainly due to lower net sales in Nokia Technologies, as well as a tough comparison in Mobile Networks due to a one-time software deal (EUR 80 million) that benefited the year-ago quarter. Network Infrastructure and Cloud and Network Services both showed margin expansion in the quarter. Operating profit and margin Reported operating profit in Q2 2022 was EUR 564 million, or 9.6% of net sales, up from 9.1% in the year-ago quarter. Comparable operating profit increased to EUR 714 million, while comparable operating margin was down year-on-year at 12.2%, from 12.8% in the year-ago quarter. While gross profit increased due to higher net sales, this was largely offset by higher operating expenses, primarily due to foreign exchange rate fluctuations. R&D expenses increased year-on-year, reflecting our commitment to build or maintain technology leadership across our portfolio. Higher SG&A expenses reflected investment in private wireless. Additionally, operating expenses benefited year-on-year from lower variable pay accruals. In Q2 2022, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and to restructuring and associated charges. In Q2 2021, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment of assets, offset by a gain related to the settlement of legal disputes. Profit/loss for the period Reported net profit was EUR 460 million, compared to EUR 351 million in Q2 2021. Comparable net profit was EUR 585 million, compared to EUR 539 million in Q2 2021. The improvement in comparable net profit reflects the increase in comparable operating profit as well as lower financial expenses and income tax expenses. In Q2 2022, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the primary difference between reported and comparable net profit was related to the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest. In Q2 2021, the primary difference between reported and comparable net profit was related to the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest and a deferred tax benefit due to tax rate changes. Earnings per share Reported diluted EPS was EUR 0.08, compared to EUR 0.06 in Q2 2021. Comparable diluted EPS was EUR 0.10 in Q2 2022 compared to EUR 0.09 in Q2 2021. Comparable return on Invested Capital (ROIC) Q2 2022 comparable ROIC was 18.5%, compared to 18.4% in Q2 2021. The slight increase reflected higher operating profit for the rolling four quarters partially offset by higher average invested capital, reflecting growth in average total equity, partially offset by increase in average total cash and interest-bearing financial investments and a decrease in average total interest-bearing liabilities. Cash performance During Q2 2022, net cash decreased EUR 358 million, resulting in an end-of-quarter net cash balance of approximately EUR 4.5 billion. Total cash decreased EUR 336 million, resulting in an end-of-quarter total cash balance of approximately EUR 9.2 billion. Free cash flow was negative EUR 116 million in Q2 2022, largely reflecting strong operating profits more than offset by the 2021 performance- related employee variable pay. Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. Under the authorization, a EUR 0.02 dividend was paid in Q2 2022 totaling EUR 113 million. On 21 July 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 26 July 2022 and the dividend will be paid on 4 August 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution of the second installment and the executed payment of the first installment in Q2 2022, the Board’s remaining distribution authorization is a maximum of EUR 0.04 per share. The payment of the second installment of the distribution is expected to total approximately EUR 112 million in Q3 2022. Share buyback program In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash position of the company. To manage the company’s capital structure, the Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of June 2022, Nokia has repurchased 30 335 608 shares for a total purchase price of approximately EUR 144 million, with weighted average purchase price of EUR 4.73 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

NOKIA

Segment Details

Mobile Networks

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Net sales	**2 593**	2 380	9%	*1%*	**4 860**	4 642	5%	*(2)%*
Gross profit	**1 043**	973	7%		**1 945**	1 724	13%	
Gross margin %	**40.2%**	40.9%	(70)bps		**40.0%**	37.1%	290bps	
Operating profit	**291**	249	17%		**462**	326	42%	
Operating margin %	**11.2%**	10.5%	70bps		**9.5%**	7.0%	250bps	

Mobile Networks **net sales** returned to growth in Q2 2022, increasing 9% on a reported basis and 1% on a constant currency basis. Mobile Networks executed well limiting the impact from COVID-19 related lockdowns in China, and would have grown faster without wider component constraints. The overall component supply situation remains constrained, but is showing signs of improvement. With our improved portfolio competitiveness, strong order backlog, and continued investments in supply chain resilience, we expect to deliver net sales growth on a constant currency basis in 2022.

Mobile Networks product net sales increased at a mid-single digit rate on a constant currency basis but was partially offset by a decline in deployment services. From a regional perspective, on a constant currency basis Mobile Networks saw strong double-digit net sales growth in North America while net sales declined in Europe, which was mainly driven by our decision to exit Russia. Net sales in India also declined due to the timing of 5G licenses.

While gross profit increased due to higher net sales, **gross margin** declined year-on-year as the year-ago quarter benefited from a one-time software deal (worth approximately EUR 80 million). Excluding the year-ago deal, gross margins would have improved year-on-year, benefiting from favorable regional mix.

Both **operating profit** and operating margin expanded in Q2 2022 due to higher gross profit. This was partly offset by higher R&D expenses, which reflected the impact of foreign exchange rate fluctuations and continued investments towards technology leadership.

In Q2 2022, our System-on-Chip based **5G Powered by ReefShark** product portfolio accounted for 91% of shipments and remains on track to reach the target of ~100% of product shipments by the end of 2022.

Network Infrastructure

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Net sales	**2 153**	1 778	21%	*12%*	**4 127**	3 505	18%	*11%*
- IP Networks	**716**	630	14%	*4%*	**1 394**	1 255	11%	*3%*
- Optical Networks	**437**	391	12%	*4%*	**801**	791	1%	*(5)%*
- Fixed Networks	**713**	531	34%	*22%*	**1 383**	1 022	35%	*25%*
- Submarine Networks	**287**	226	27%	*27%*	**549**	437	26%	*26%*
Gross profit	**763**	628	21%		**1 447**	1 230	18%	
Gross margin %	**35.4%**	35.3%	10bps		**35.1%**	35.1%	0bps	
Operating profit	**247**	162	52%		**442**	349	27%	
Operating margin %	**11.5%**	9.1%	240bps		**10.7%**	10.0%	70bps	

Strong end market trends continued to bolster Network Infrastructure **net sales** in Q2 2022, leading to 21% growth on a reported basis and 12% on a constant currency basis. All four businesses grew year-on-year, with particular strength in Fixed Networks and Submarine Networks.

IP Networks net sales grew 4% on a constant currency basis as strong double-digit growth in North America was partially offset by Europe, which was somewhat driven by our decision to exit Russia. Asia Pacific and India also declined.

Optical Networks net sales grew 4% on a constant currency basis and also continued to see strong order growth. The business continues to suffer specific global supply chain challenges, but these are expected to improve in the second half of 2022 based on current visibility.

Fixed Networks grew 22% on a constant currency basis with broad-based strength across most regions, with particular strength in North America, as operators continued to focus their investments on connectivity. Growth was driven by fiber related products (both home and operator premises) along with fixed wireless access.

Webscale-driven project deployments continued to drive growth in **Submarine Networks** as net sales grew 27% on a constant currency basis.

Gross margin improved slightly in the quarter as a favorable regional mix in both Fixed Networks and IP Networks was somewhat offset by supply chain challenges and ongoing cost inflation.

Operating profit and operating margin improved year-on-year as the leverage from growth was partly offset by higher operating expenses due largely to foreign exchange rate fluctuations.

21 July 2022 4

NOKIA

Cloud and Network Services

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Net sales	753	703	7%	*0%*	1 490	1 377	8%	*3%*
Gross profit	280	251	12%		564	476	18%	
Gross margin %	37.2%	35.7%	150bps		37.9%	34.6%	330bps	
Operating (loss)/profit	(5)	10			14	(10)		
Operating margin %	(0.7)%	1.4%	(210)bps		0.9%	(0.7)%	160bps	

Cloud and Network Services **net sales** grew 7% on a reported basis and were flat on a constant currency basis, as growth in Enterprise Solutions and Cloud and Cognitive Services was offset by a small decline in Core Networks and Business Applications.

From a regional perspective, on a constant currency basis Cloud and Network Services saw growth in Middle East and Africa and Asia Pacific, while Greater China declined.

Gross margin expanded 150bps and benefited from lower indirect cost of sales and foreign exchange rate fluctuations.

Operating profit and operating margin declined as the higher gross profit was offset by increased SG&A expenses and higher other operating expenses.

Nokia Technologies

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Net sales	305	401	(24)%	*(25)%*	611	766	(20)%	*(21)%*
Gross profit	304	400	(24)%		609	764	(20)%	
Gross margin %	99.7%	99.8%	(10)bps		99.7%	99.7%	0bps	
Operating profit	217	332	(35)%		437	618	(29)%	
Operating margin %	71.1%	82.8%	(1 170)bps		71.5%	80.7%	(920)bps	

Nokia Technologies **net sales** declined year-on-year due to two licensing agreements that ended during 2021 which are in the process of litigation/renewal along with the impact of market share changes in the smartphone industry, including a company that has exited the smartphone market. Both Q2 2022 and Q2 2021 benefited from catch-up net sales related to new patent license agreements in the automotive and consumer electronics markets.

The current annualized net sales run-rate continues to be below the prior range of approximately EUR 1.4 to 1.5 billion in Q4 2021, however, we are in a strong position to return to this range and remain confident in the strength of the patent portfolio. Conclusion of negotiations with respect to the licensing agreements would also be expected to include catch-up payments to cover periods of non-payment. The outlook assumption for Nokia Technologies operating profit to be stable assumes the conclusion of these negotiations but Nokia will prioritize protecting the value of our intellectual property rather than achieving certain timelines.

The decline in **operating profit** was driven by the decline in net sales in addition to higher licensing expenses.

Group Common and Other

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Net sales	77	62	24%	*16%*	152	119	28%	*21%*
Gross profit/(loss)	(4)	(3)	33%		(2)	(5)	(60)%	
Gross margin %	(5.2)%	(4.8)%	(40)bps		(1.3)%	(4.2)%	290bps	
Operating (loss)/profit	(36)	(70)			(59)	(48)		
Operating margin %	(46.8)%	(112.9)%	6 610bps		(38.8)%	(40.3)%	150bps	

Group Common and Other **net sales** increased 24% on a reported basis and 16% on a constant currency basis as Radio Frequency Systems witnessed strong growth in North America.

The increase in **operating result** was almost entirely driven by higher profit from Nokia's venture fund investments, which amounted to approximately EUR 40 million in Q2 2022, compared to approximately EUR 10 million in Q2 2021.

21 July 2022 5

Net sales by region[1]

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Asia Pacific	**575**	574	0%	*(3)%*	**1 209**	1 148	5%	*3%*
Europe	**1 378**	1 584	(13)%	*(14)%*	**2 777**	3 000	(7)%	*(8)%*
Greater China	**418**	367	14%	*5%*	**810**	766	6%	*(2)%*
India	**241**	290	(17)%	*(25)%*	**440**	537	(18)%	*(25)%*
Latin America	**275**	231	19%	*5%*	**501**	420	19%	*8%*
Middle East & Africa	**484**	394	23%	*15%*	**892**	798	12%	*6%*
North America	**2 216**	1 646	35%	*19%*	**4 042**	3 283	23%	*12%*
Submarine Networks	**287**	226	27%	*27%*	**549**	437	26%	*26%*
Total	**5 873**	5 313	11%	*3%*	**11 220**	10 389	8%	*2%*

[1] In Q2 2022, Nokia changed how it presents net sales information on a regional basis. Nokia determined that providing net sales of its Submarine Networks business separately from the net sales by region information for the rest of the Group improves the usefulness of regional net sales information by removing volatility caused by the specific nature of the Submarine Networks business. The comparative information for net sales by region has been recast accordingly.

Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations. The commentary is based on regions excluding Submarine Networks, given the nature of that business leads to significant regional volatility between periods.

Net sales in **Asia Pacific** reflected a decline in Mobile Networks that was partly offset by an increase in Cloud and Network Services.

The decline in **Europe** net sales was primarily due to Nokia Technologies (which is entirely reported in Europe), as well as Mobile Networks and Network Infrastructure, both of which were impacted by our decision to exit Russia.

Within **Greater China**, net sales increased due to Fixed Networks within Network Infrastructure.

The decline in net sales in **India** was related to Mobile Networks, due to the timing of 5G licenses.

Net sales in **Latin America** increased primarily due to Mobile Networks.

Middle East & Africa saw broad-based growth across business groups, with particular strength in Mobile Networks.

The strong performance in **North America** reflected double-digit growth in both Network Infrastructure, particularly in Fixed Networks and IP Networks, as well as Mobile Networks driven by ongoing 5G deployments.

Net sales by customer type

EUR million	Q2'22	Q2'21	YoY change	*Constant currency YoY change*	Q1–Q2'22	Q1–Q2'21	YoY change	*Constant currency YoY change*
Communications service providers (CSP)	**4 803**	4 277	12%	*3%*	**9 176**	8 375	10%	*3%*
Enterprise	**409**	357	15%	*8%*	**752**	712	6%	*1%*
Licensees	**305**	401	(24)%	*(25)%*	**611**	766	(20)%	*(21)%*
Other[1]	**356**	278	28%	*27%*	**681**	536	27%	*26%*
Total	**5 873**	5 313	11%	*3%*	**11 220**	10 389	8%	*2%*

[1] Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

Strong demand from CSPs continued in Q2 2022 driving robust net sales growth despite continued supply chain constraints.

Enterprise net sales returned to growth despite experiencing some supply chain headwinds. Strong order intake continued and, supply-chain permitting, we are confident we will deliver accelerating growth into the second half of the year. We now have more than 485 customers for our private wireless solutions. In Q2 2022, we added 76 new Enterprise customers and our pipeline remains strong.

Refer to the Nokia Technologies section of this report for a discussion on net sales to Licensees.

The strong growth in 'Other' was due to the strength of Submarine Networks.

21 July 2022 6

Q2 2022 to Q2 2021 bridge for net sales and operating profit

EUR million	Q2'22	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q2'21
Net sales	5 873	146	414	0	5 313
Operating profit	564	(7)	39	48	484
Operating margin %	9.6%				9.1%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales saw a benefit from an operational standpoint but also benefited strongly from the impact of foreign exchange rate fluctuations. Operating profit saw a negative impact from an operational standpoint, a benefit from foreign exchange rate fluctuations, as well as a benefit from lower items affecting comparability largely due to lower restructuring charges. The benefit to operating profit seen from foreign exchange rate fluctuations is a combination of the impact from our net sales and total costs currency exposures somewhat offset by our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q2'22	Q2'21	YoY change	Q1–Q2'22	Q1–Q2'21	YoY change
Reported operating profit	564	484	17%	918	916	0%
Amortization of acquired intangible assets	100	97		200	194	
Restructuring and associated charges	50	141		80	177	
Impairment and write-off of assets, net of reversals	(1)	32		(6)	33	
Settlement of legal disputes	0	(80)		0	(80)	
Gain on sale of fixed assets	0	(8)		0	(23)	
Costs associated with country exit	0	0		104	0	
Other, net	0	16		0	17	
Comparable operating profit	714	682	5%	1 296	1 234	5%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q2 2022 the main adjustments related to the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition and restructuring charges related to the ongoing restructuring program (discussed later in this interim report).

21 July 2022 7

NOKIA

Cash and cash flow in Q2 2022


Operating
Investing
Financing
4.90
0.88
(0.09)
(0.71)
(0.09)
(0.03)
(0.10)
0.03
(0.12)
(0.09)
(0.07)
(0.01)
0.05
4.55
Q1' 22 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Sale of fixed assets
Dividend
Acquisition of treasury shares
Lease payments
FX impact on net cash
Other
Q2' 22 net cash

EUR million, at end of period	Q2'22	Q1'22	QoQ change	Q4'21	YTD change
Total cash and interest-bearing financial investments	9 183	9 519	(4)%	9 268	(1)%
Net cash and interest-bearing financial investments[1]	4 546	4 904	(7)%	4 615	(1)%

[1] Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report.

Free cash flow

During Q2 2022, Nokia's free cash flow was negative EUR 116 million, reflecting strong operating profit more than offset by cash outflows related to net working capital, particularly due to 2021 performance-related employee variable pay, as well as capital expenditures, restructuring and income taxes.

Net cash used in operating activities

Net cash used in operating activities was driven by:

- Nokia's adjusted profit of EUR 879 million.
- Approximately EUR 90 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 710 million, as follows:
  - The decrease in receivables was approximately EUR 380 million, primarily related to an increase in the balance sheet impact of the sale of receivables in the quarter.
  - The increase in inventories was approximately EUR 240 million, reflecting continued efforts to increase inventories amidst continued supply chain challenges.
  - The decrease in liabilities was approximately EUR 850 million, primarily related to 2021 performance-related employee variable pay and a decrease in contract liabilities and deferred revenue, partly offset by accruals for 2022 performance-related employee variable pay and an increase in accounts payable.
- An outflow related to cash taxes of approximately EUR 90 million.
- An outflow related to net interest of approximately EUR 30 million.

Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 100 million partly offset by a net cash inflow from the sale of fixed assets of approximately EUR 30 million.

Net cash used in financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 120 million, the acquisition of treasury shares of approximately EUR 90 million and lease payments of approximately EUR 70 million.

Change in total cash and net cash

In Q2 2022, the approximately EUR 20 million difference between the change in total cash and net cash was primarily due to changes in the carrying amounts of certain issued bonds, as a result of foreign exchange and interest rate fluctuations.

Foreign exchange rates had an approximately EUR 10 million negative impact on net cash.

21 July 2022 8

21 July 2022 9 January-June 2022 compared to January– June 2021 Net sales In the first six months of 2022, reported net sales increased 8%, benefiting from foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 2% in the first six months of 2022, despite the impact of COVID-19 related lockdowns in China and wider supply chain constraints. Performance was driven by strong double-digit growth in Network Infrastructure and robust growth in Cloud and Network Services. Nokia Technologies net sales were negatively impacted by the timing of licensing agreement renewals. While end-market demand remained strong, net sales in Mobile Networks declined mostly due to supply chain constraints. Gross margin Both reported and comparable gross margin improved year-on- year in the first six months of 2022. Reported gross margin increased 90 basis points to 40.4% and comparable gross margin increased 40 basis points to 40.7%. The gross margin expansion was delivered despite lower net sales in Nokia Technologies and was primarily driven by ongoing improvements in cost competitiveness and favorable regional mix in Mobile Networks, as well as continued progress in Cloud and Network Services. Operating profit and margin Reported operating profit in the first six months of 2022 was EUR 918 million, or 8.2% of net sales, down from 8.8% in the year-ago period. Comparable operating profit increased to EUR 1 296 million, while comparable operating margin was down year-on-year at 11.6%. While gross profit increased in the first half of 2022 due to higher net sales, this was largely offset by higher operating expenses, which were negatively impacted by foreign exchange fluctuations, as well as lower other operating income. R&D expenses increased year-on-year, reflecting our commitment to build or maintain technology leadership across our portfolio. Other operating income decreased year-on-year due to the absence of positive other operating income items that benefited the year-ago period, as well as lower profits from Nokia’s venture funds. Additionally, operating expenses benefited year-on-year from lower variable pay accruals. In the first six months of 2022, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, a provision related to Russia, as well as restructuring and associated charges. In the first six months of 2021, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment of assets, partly offset by a gain related to the settlement of legal disputes and a gain related the sale of fixed assets. Profit/loss for the period Reported net profit in the first six months of 2022 was EUR 679 million, compared to EUR 614 million in the year-ago period. Comparable net profit was EUR 1 001 million, compared to EUR 914 million in the year-ago period. The improvement in comparable net profit reflects the increase in comparable operating profit as well as lower financial expenses and income tax expenses, partly offset by lower share of results of associated companies and joint ventures. In the first half of 2022, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the primary difference between reported and comparable net profit was related to loss allowances on customer financing loans offset by the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. In the first half of 2021, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the primary difference between reported and comparable net profit was related to the change in financial liability to acquire Nokia Shanghai Bell non- controlling interest. Earnings per share Reported diluted EPS in the first six months of 2022 was EUR 0.12, compared to EUR 0.11 in the year-ago period. Comparable diluted EPS in the first six months of 2022 was EUR 0.17 compared to EUR 0.16 in the year-ago period. Cash performance During the first six months of 2022, net cash decreased EUR 69 million, resulting in an end-of-period net cash balance of approximately EUR 4.5 billion. Total cash decreased EUR 85 million, resulting in total cash balance of approximately EUR 9.2 billion. Free cash flow was EUR 210 million in the first six months of 2022.

21 July 2022 10 Sustainability Our strategy and focus areas At Nokia, we create technology that helps the world act together. Connectivity and technology play a critical role in helping to solve many of the world’s greatest challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture. Climate The majority of Nokia’s total greenhouse gas emissions originate from the use of sold products (scope 3). Nokia continues to invest in innovation to drive down the energy consumption of its products with solutions such as the Nokia Self-Organizing Network (SON) EdenNet software solution, which minimizes RAN network energy consumption while at the same time maximizing radio network performance via smart artificial intelligence (AI) and machine learning (ML). In Q2 2022, complementing the SON EdenNet solution, Nokia announced AVA for Energy SaaS which applies artificial intelligence to reduce energy consumption across the network. Using AI, these intelligent software solutions closely monitor multi-vendor network traffic patterns to reduce connectivity resources during low usage periods. Through constant monitoring of network traffic patterns and making adjustments in real-time, the software tools can realize two- to five-fold energy savings compared to non-AI systems. Together with its partners, Nokia works to enable sustainable transformation of industries. In May 2022, Nokia’s technology partnership with AeroFarms, which centers around AI-enabled plant vision technology, was recognized with a Gold Edison Award in the Sustainability category for Agricultural Innovations. This technology partnership has allowed us to integrate innovative AI-enabled mobile sensor technologies into AeroFarms’ vertical farms to increase crop yields, reduce water usage and improve efficiency, helping make vertical farming even more sustainable and productive. Integrity As part of Nokia’s commitment to respect Human Rights, Nokia is a member of the multi-stakeholder Global Network Initiative (GNI)1. Nokia was the first telecommunications equipment vendor to successfully complete a GNI assessment in 2019 and is the only telecommunications vendor who now has completed the independent assessment twice. Nokia is proud to report that in May 2022 the GNI board found Nokia has made good faith efforts to implement the GNI Principles on freedom of expression and privacy with improvement over time. As the most salient human rights risks related to Nokia’s business involve the potential misuse of its technology to infringe on the right to freedom of expression and right to privacy, we consider this finding a testament to the processes and policies we have in place to mitigate those risks. Culture In Q2 2022, Nokia launched its annual all-employee mandatory trainings. The trainings focus on three themes: Workplace Ethics and Inclusion, Information Security, and for the first time, ESG (Environmental, Social and Governance), mobilizing our employees to consider how they can impact ESG in their roles and help Nokia achieve its ESG targets. We continue to work on promoting inclusion and diversity. For example, in Q2 2022 Nokia finalized the “Action for Employment” pilot, where Nokia employees designed and delivered a training program for survivors of gender-based violence in South Africa. The program aims to strengthen women’s financial independence and employability. Improving lives Nokia’s technology can help connect the unconnected, close the digital divide and provide equal access to opportunity. For example, Nokia recently won a project to help bridge the digital divide and connect the unconnected with a LEO (Low Earth Orbiting satellite) network provider to connect 3GPP devices (standard 4G or 5G mobile phones). Launch of the first satellite is scheduled for August 2022. It is the first and only satellite vendor seeking to connect standard phones. Nokia also announced a Rural Broadband Relief Program for North American regional service providers in aspiring to close the digital divide. Unveiled at the Fiber Connect conference, Nokia has reserved Fiber-To-The-Home (FTTH) kits for expedited delivery to rural service providers. Each ‘network-in-a-box’ kit is suitable for building a network for a town of up to 1 000 homes. Other topics Nokia published its Conflict Minerals report in May 2022 and Modern Slavery Statement in June 2022. Nokia launched its inaugural ESG Customer Advisory Council to increase dialog and understanding of customer requirements and drive how we can together resolve common industry challenges and take full advantage of opportunities related to ESG. The Council has kicked off in Europe with the aim of expanding to other regions. 1 GNI examines human rights in the information and communications technology (ICT) sector, involving leading ICT companies, investors, academics and civil society groups. Companies participating in GNI are independently assessed every two to three years on their GNI commitments. This independent assessment is carried out by a GNI accredited external assessor.

Additional information

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets, the pace of restructuring continues to be slower than we initially planned. The overall size of the plan, however, remains unchanged and continues to depend on the evolution of our end markets, consistent with our commentary when we announced the plan.

We continue to expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by 2023.

We continue to expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

In EUR million, rounded to the nearest EUR 50 million	Actual	Expected amounts for			
	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring gross cost savings	150	250	100	100	600
- cost of sales	*50*	*100*	*50*		*200*
- operating expenses	*100*	*150*	*50*	*100*	*400*
Restructuring and associated charges related to our most recent cost savings program	250	~100	~200		500-600
Restructuring and associated cash outflows[2]	350	~350	~200	~200	1 050–1 150

[1]Savings expected by end of 2023.

[2]Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group	
In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300–350
Network Infrastructure	~100
Cloud and Network Services	100–150
Total restructuring and associated charges	500–600

Significant events

January – June 2022

On 3 February 2022, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. Nokia launched the first phase of the program on 11 February 2022 with repurchases starting on 14 February 2022.

On 5 April 2022, Nokia held its Annual General Meeting (AGM) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 59 300 shareholders representing approximately 3 063 million shares and votes were represented at the meeting. The following resolutions were made:

- The financial statements were adopted and the Board and President and CEO were discharged from liability for financial year 2021.
- The AGM decided that no dividend is distributed by a resolution of the Annual General Meeting and authorized the Board of Directors to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.08 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity (equity repayment).
- Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling were reelected as members of the Board of Directors for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Lisa Hook, Thomas Saueressig and Kai Öistämö as new members of the Board of Directors for the same term of office. In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Søren Skou as new Vice Chair of the Board.
- The annual fees of the Board members were increased by EUR 10 000 except for the Board Chair.
- Remuneration Report of the company's governing bodies was supported.
- Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2023.
- Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 4 October 2023 and they terminated the corresponding authorizations granted by the AGM on 8 April 2021.

On 12 April 2022, Nokia announced its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 in relation to Russia. Russia accounted for less than 2% of Nokia's net sales in 2021. In Q2 2022, our net sales in Russia declined approximately EUR 100 million year-over-year, however, the impact was mitigated by strong demand from other regions, considering ongoing supply constraints.

On 6 May 2022, Nokia announced that its Chief People Officer, Stephanie Werner-Dietz will leave and step down from its Group Leadership Team to take up a position in another company. Her intention is to leave on 31 August 2022. A recruitment process began immediately for her successor and further details will be announced later.

21 July 2022 11

21 July 2022 12 Shares The total number of Nokia shares on 30 June 2022, equaled 5 696 261 159. On 30 June 2022, Nokia and its subsidiary companies held 81 522 022 Nokia shares, representing approximately 1.4% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Accelerating inflation, increased global macro-uncertainty and major currency fluctuations; ▪ Scope and duration of the COVID-19 pandemic, and its economic impact; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; ▪ Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward- looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

21 July 2022 13 Financial statement information Consolidated income statement (condensed) EUR million Reported Comparable Q2'22 Q2'21 Q1–Q2'22 Q1–Q2'21 Q2'22 Q2'21 Q1–Q2'22 Q1–Q2'21 Net sales (Notes 2, 3) 5 873 5 313 11 220 10 389 5 873 5 313 11 220 10 389 Cost of sales (3 512) (3 133) (6 690) (6 285) (3 487) (3 064) (6 658) (6 200) Gross profit (Note 2) 2 361 2 179 4 530 4 105 2 386 2 249 4 562 4 189 Research and development expenses (1 091) (1 063) (2 163) (2 060) (1 069) (1 011) (2 122) (1 985) Selling, general and administrative expenses (728) (712) (1 403) (1 360) (623) (585) (1 204) (1 137) Other operating income and expenses 22 80 (46) 232 20 29 60 166 Operating profit (Note 2) 564 484 918 916 714 682 1 296 1 234 Share of results of associated companies and joint ventures (6) 0 (32) (5) (6) 0 (32) (5) Financial income and expenses (18) (68) (90) (123) (27) (39) (67) (91) Profit before tax 541 416 797 788 681 643 1 197 1 138 Income tax expense (Note 5) (74) (66) (153) (166) (95) (104) (196) (224) Profit from continuing operations 467 350 644 622 585 539 1 001 914 (Loss)/profit from discontinued operations (7) 1 35 (9) 0 0 0 0 Profit for the period 460 351 679 614 585 539 1 001 914 Attributable to Equity holders of the parent 457 344 669 605 582 532 991 905 Non-controlling interests 3 7 10 9 3 7 10 9 Earnings per share, EUR (for profit attributable to equity holders of the parent) Basic Continuing operations 0.08 0.06 0.11 0.11 0.10 0.09 0.18 0.16 Profit for the period 0.08 0.06 0.12 0.11 0.10 0.09 0.18 0.16 Diluted Continuing operations 0.08 0.06 0.11 0.11 0.10 0.09 0.17 0.16 Profit for the period 0.08 0.06 0.12 0.11 0.10 0.09 0.17 0.16 Average number of shares ('000 shares) Basic Continuing operations 5 625 142 5 629 374 5 629 913 5 626 737 5 625 142 5 629 374 5 629 913 5 626 737 Profit for the period 5 625 142 5 629 374 5 629 913 5 626 737 5 625 142 5 629 374 5 629 913 5 626 737 Diluted Continuing operations 5 677 742 5 665 966 5 686 387 5 664 224 5 677 742 5 665 966 5 686 387 5 664 224 Profit for the period 5 677 742 5 665 966 5 686 387 5 664 224 5 677 742 5 665 966 5 686 387 5 664 224 The above condensed consolidated income statement should be read in conjunction with accompanying notes.

21 July 2022 14 Consolidated statement of comprehensive income (condensed) EUR million Reported Q2'22 Q2'21 Q1–Q2'22 Q1–Q2'21 Profit for the period 460 351 679 614 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans (42) 379 221 1 092 Income tax related to items that will not be reclassified to profit or loss (6) (101) (80) (283) Items that may be reclassified subsequently to profit or loss Translation differences 902 (113) 1 240 432 Net investment hedges (199) 9 (271) (79) Cash flow and other hedges 1 19 19 (3) Financial assets at fair value through other comprehensive income (11) 4 (16) 11 Other changes, net 0 0 (1) 0 Income tax related to items that may be reclassified subsequently to profit or loss 0 (1) 0 1 Other comprehensive income, net of tax 645 196 1 112 1 171 Total comprehensive income for the period 1 105 547 1 791 1 785 Attributable to: Equity holders of the parent 1 101 540 1 779 1 773 Non-controlling interests 4 7 12 12 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

NOKIA

Consolidated statement of financial position (condensed)

EUR million	30 June 2022	30 June 2021	31 December 2021
ASSETS			
Goodwill	5 776	5 270	5 431
Other intangible assets	1 489	1 768	1 620
Property, plant and equipment	1 917	1 802	1 924
Right-of-use assets	987	904	884
Investments in associated companies and joint ventures	211	224	243
Other non-current financial investments (Note 6)	899	761	758
Deferred tax assets (Note 5)	1 209	1 502	1 272
Other non-current financial assets (Note 6)	288	329	325
Defined benefit pension assets (Note 4)	7 813	5 670	7 740
Other non-current receivables	217	237	255
Non-current interest-bearing financial investments (Note 6)	473	0	0
Non-current assets	21 278	18 467	20 452
Inventories	2 910	2 392	2 392
Trade receivables (Note 6)	4 663	4 387	5 382
Contract assets	1 146	1 288	1 146
Other current receivables	1 115	881	859
Current income tax assets	282	317	214
Other current financial assets (Note 6)	784	183	336
Current interest-bearing financial investments (Note 6)	3 253	1 499	2 577
Cash and cash equivalents (Note 6)	5 457	7 252	6 691
Current assets	19 609	18 198	19 597
Total assets	40 887	36 665	40 049

SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	246	246	246
Share issue premium	450	411	454
Treasury shares	(492)	(352)	(352)
Translation differences	570	(944)	(396)
Fair value and other reserves	4 364	2 730	4 219
Reserve for invested unrestricted equity	15 759	15 698	15 726
Accumulated deficit	(1 982)	(3 541)	(2 537)
Total capital and reserves attributable to equity holders of the parent	18 915	14 248	17 360
Non-controlling interests	111	89	102
Total equity	19 026	14 337	17 462
Long-term interest-bearing liabilities (Notes 6, 8)	4 424	4 504	4 537
Long-term lease liabilities	919	807	824
Deferred tax liabilities	322	272	282
Defined benefit pension and post-employment liabilities (Note 4)	2 819	3 509	3 408
Contract liabilities	239	478	354
Deferred revenue and other non-current liabilities	253	520	436
Provisions (Note 7)	599	711	645
Non-current liabilities	9 574	10 800	10 486
Short-term interest-bearing liabilities (Notes 6, 8)	213	559	116
Short-term lease liabilities	182	223	185
Other financial liabilities (Note 6)	1 150	727	762
Current income tax liabilities	180	155	202
Trade payables (Note 6)	3 924	3 119	3 679
Contract liabilities	2 174	2 544	2 293
Deferred revenue and other current liabilities (Note 6)	3 576	3 373	3 940
Provisions (Note 7)	887	829	924
Current liabilities	12 287	11 528	12 101
Total shareholders' equity and liabilities	40 887	36 665	40 049
Shareholders' equity per share, EUR	3.37	2.53	3.08
Number of shares (1 000 shares, excluding treasury shares)	5 614 739	5 629 381	5 634 994

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

21 July 2022 15

NOKIA

Consolidated statement of cash flows (condensed)

EUR million	Q2'22	Q2'21	Q1–Q2'22	Q1–Q2'21
Cash flow from operating activities				
Profit for the period	460	351	679	614
Adjustments	419	559	828	927
Depreciation and amortization	282	273	556	544
Restructuring charges	43	120	59	148
Financial income and expenses	15	67	77	123
Income tax expense	82	67	158	166
(Gain)/loss from other non-current financial investments	(47)	2	(96)	(92)
Other	44	30	74	38
Cash from operations before changes in net working capital	879	910	1 507	1 541
Change in net working capital	(797)	(664)	(717)	136
Decrease/(increase) in receivables	383	(77)	732	1 014
Increase in inventories	(240)	(136)	(452)	(114)
Decrease in non-interest-bearing liabilities	(940)	(451)	(997)	(764)
Cash from operations	82	246	790	1 677
Interest received	23	9	27	25
Interest paid	(54)	(59)	(110)	(122)
Income taxes paid, net	(94)	(90)	(191)	(170)
Net cash (used in)/from operating activities	(43)	106	516	1 410
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(101)	(113)	(290)	(272)
Proceeds from sale of property, plant and equipment and intangible assets	32	16	33	48
Acquisition of businesses, net of cash acquired	0	(33)	0	(33)
Purchase of interest-bearing financial investments	(812)	(131)	(1 512)	(585)
Proceeds from maturities and sale of interest-bearing financial investments	269	158	367	218
Purchase of other non-current financial investments	(18)	(16)	(76)	(42)
Proceeds from sale of other non-current financial investments	14	84	27	133
Foreign exchange hedging of cash and cash equivalents	(21)	2	(46)	(5)
Other	8	7	7	8
Net cash used in investing activities	(629)	(26)	(1 490)	(530)
Cash flow from financing activities				
Acquisition of treasury shares	(93)	0	(140)	0
Proceeds from long-term borrowings	3	3	8	15
Repayment of long-term borrowings	(1)	(101)	(1)	(482)
Proceeds from/(repayment of) short-term borrowings	5	18	13	(50)
Payment of principal portion of lease liabilities	(66)	(52)	(123)	(103)
Dividends paid	(115)	(3)	(115)	(3)
Net cash used in financing activities	(267)	(135)	(358)	(623)
Translation differences	55	(8)	98	55
Net (decrease)/increase in cash and cash equivalents	(884)	(63)	(1 234)	312
Cash and cash equivalents at beginning of period	6 341	7 315	6 691	6 940
Cash and cash equivalents at end of period	5 457	7 252	5 457	7 252

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. In Q2'22, net cash used in operating activities and net cash used in investing activities include cash inflows of EUR 21 million and EUR 29 million, respectively, related to Nokia's discontinued operations. In Q1-Q2'22, net cash used in operating activities and net cash used in investing activities include cash inflows of EUR 20 million and EUR 29 million, respectively, related to discontinued operations. These discontinued operations' cash flows mostly relate to refunds received from Indian tax authorities. Cash flows related to discontinued operations were nil in Q2'21 and Q1-Q2'21. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

21 July 2022 16

NOKIA

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	605	605	9	614
Other comprehensive income	0	0	0	351	819	0	(2)	1 168	3	1 171
Total comprehensive income	0	0	0	351	819	0	603	1 773	12	1 785
Share-based payments	0	33	0	0	0	0	0	33	0	33
Settlement of share-based payments	0	(65)	0	0	0	42	0	(23)	0	(23)
Dividend	0	0	0	0	0	0	0	0	(2)	(2)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(32)	0	0	0	42	(1)	9	(2)	7
30 June 2021	246	411	(352)	(944)	2 730	15 698	(3 541)	14 248	89	14 337
1 January 2022	246	454	(352)	(396)	4 219	15 726	(2 537)	17 360	102	17 462
Profit for the period	0	0	0	0	0	0	669	669	10	679
Other comprehensive income	0	0	0	966	145	0	(1)	1 110	2	1 112
Total comprehensive income	0	0	0	966	145	0	668	1 779	12	1 791
Share-based payments	0	66	0	0	0	0	0	66	0	66
Settlement of share-based payments	0	(70)	0	0	0	45	0	(25)	0	(25)
Acquisition of treasury shares[1]	0	0	(140)	0	0	(12)	0	(152)	0	(152)
Dividend	0	0	0	0	0	0	(113)	(113)	(3)	(116)
Total transactions with owners	0	(4)	(140)	0	0	33	(113)	(224)	(3)	(227)
30 June 2022	246	450	(492)	570	4 364	15 759	(1 982)	18 915	111	19 026

[1]Treasury shares are acquired as part of the share buyback program announced on 3 February 2022. Shares are repurchased using funds in the reserve for invested unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

21 July 2022 17

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2021 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2021. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 21 July 2022.

Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Management has identified regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia's technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment information, operates in every region as described in Note 3, Net sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net sales, operates in all regions.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense.

Nokia announced on 12 April 2022 its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 related to Russia.

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q2'22		Q2'21		Q1'22	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~25%	~25%	~25%	~25%	~30%
USD	~55%	~50%	~50%	~50%	~50%	~45%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q2'22 balance sheet rate 1 EUR = 1.04 USD, end of Q2'21 balance sheet rate 1 EUR = 1.19 USD and end of Q1'22 balance sheet rate 1 EUR = 1.11 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2022, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

21 July 2022 18

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 5, Segment Information, in the consolidated financial statements for 2021.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies, in the consolidated financial statements for 2021, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1, Basis of preparation and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q2'22 EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 593	2 153	753	305	77	(8)	5 873
of which to other segments	0	0	0	3	4	(8)	0
Gross profit/(loss)	1 043	763	280	304	(4)	(25)	2 361
Gross margin %	*40.2%*	*35.4%*	*37.2%*	*99.7%*	*(5.2)%*		*40.2%*
Research and development expenses	(547)	(305)	(143)	(52)	(24)	(21)	(1 091)
Selling, general and administrative expenses	(204)	(199)	(130)	(33)	(57)	(105)	(728)
Other operating income and expenses	(2)	(12)	(13)	(2)	49	1	22
Operating profit/(loss)	291	247	(5)	217	(36)	(150)	564
Operating margin %	*11.2%*	*11.5%*	*(0.7)%*	*71.1%*	*(46.8)%*		*9.6%*
Share of results of associated companies and joint ventures	(6)	0	1	(1)	0		(6)
Financial income and expenses							(18)
Profit before tax							541
Depreciation and amortization	*(87)*	*(57)*	*(23)*	*(9)*	*(6)*	*(100)*	*(282)*

[1]Includes IP Networks net sales of EUR 716 million, Optical Networks net sales of EUR 437 million, Fixed Networks net sales of EUR 713 million and Submarine Networks net sales of EUR 287 million.

21 July 2022 19

NOKIA

Q2'21

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 380	1 778	703	401	62	(11)	5 313
of which to other segments	2	0	0	3	5	(11)	0
Gross profit/(loss)	973	628	251	400	(3)	(70)	2 179
Gross margin %	*40.9%*	*35.3%*	*35.7%*	*99.8%*	*(4.8)%*		*41.0%*
Research and development expenses	(518)	(281)	(137)	(49)	(27)	(52)	(1 063)
Selling, general and administrative expenses	(208)	(185)	(118)	(19)	(54)	(127)	(712)
Other operating income and expenses	3	(1)	14	0	14	51	80
Operating profit/(loss)	249	162	10	332	(70)	(198)	484
Operating margin %	*10.5%*	*9.1%*	*1.4%*	*82.8%*	*(112.9)%*		*9.1%*
Share of results of associated companies and joint ventures	0	0	1	(1)	0		0
Financial income and expenses							(68)
Profit before tax							416
Depreciation and amortization	*(83)*	*(52)*	*(25)*	*(8)*	*(7)*	*(97)*	*(273)*

[1]Includes IP Networks net sales of EUR 630 million, Optical Networks net sales of EUR 391 million, Fixed Networks net sales of EUR 531 million and Submarine Networks net sales of EUR 226 million.

Q1–Q2'22

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	4 860	4 127	1 490	611	152	(20)	11 220
of which to other segments	3	1	1	6	9	(20)	0
Gross profit/(loss)	1 945	1 447	564	609	(2)	(32)	4 530
Gross margin %	*40.0%*	*35.1%*	*37.9%*	*99.7%*	*(1.3)%*		*40.4%*
Research and development expenses	(1 077)	(607)	(281)	(106)	(51)	(41)	(2 163)
Selling, general and administrative expenses	(403)	(381)	(254)	(63)	(103)	(199)	(1 403)
Other operating income and expenses	(4)	(17)	(14)	(3)	97	(106)	(46)
Operating profit/(loss)	462	442	14	437	(59)	(378)	918
Operating margin %	*9.5%*	*10.7%*	*0.9%*	*71.5%*	*(38.8)%*		*8.2%*
Share of results of associated companies and joint ventures	(33)	0	3	(2)	0		(32)
Financial income and expenses							(90)
Profit before tax							797
Depreciation and amortization	*(172)*	*(110)*	*(46)*	*(17)*	*(12)*	*(199)*	*(556)*

[1]Includes IP Networks net sales of EUR 1 394 million, Optical Networks net sales of EUR 801 million, Fixed Networks net sales of EUR 1 383 million and Submarine Networks net sales of EUR 549 million.

21 July 2022 20

Q1–Q2'21

EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	4 642	3 505	1 377	766	119	(20)	10 389
of which to other segments	3	1	1	6	9	(20)	0
Gross profit/(loss)	1 724	1 230	476	764	(5)	(85)	4 105
Gross margin %	*37.1%*	*35.1%*	*34.6%*	*99.7%*	*(4.2)%*		*39.5%*
Research and development expenses	(1 016)	(540)	(277)	(99)	(53)	(75)	(2 060)
Selling, general and administrative expenses	(401)	(360)	(232)	(43)	(100)	(224)	(1 360)
Other operating income and expenses	18	18	23	(4)	110	66	232
Operating profit/(loss)	326	349	(10)	618	(48)	(318)	916
Operating margin %	*7.0%*	*10.0%*	*(0.7)%*	*80.7%*	*(40.3)%*		*8.8%*
Share of results of associated companies and joint ventures	(4)	(1)	2	(1)	0		(5)
Financial income and expenses							(123)
Profit before tax							788
Depreciation and amortization	*(166)*	*(100)*	*(49)*	*(17)*	*(18)*	*(194)*	*(544)*

[1]Includes IP Networks net sales of EUR 1 255 million, Optical Networks net sales of EUR 791 million, Fixed Networks net sales of EUR 1 022 million and Submarine Networks net sales of EUR 437 million.

Material reconciling items between total segment operating profit and operating profit for the Group

EUR million	Q2'22	Q2'21	Q1–Q2'22	Q1–Q2'21
Total segment operating profit	**564**	**484**	**918**	**916**
Amortization of acquired intangible assets	100	97	200	194
Restructuring and associated charges	50	141	80	177
Impairment and write-off of assets, net of reversals	(1)	32	(6)	33
Settlement of legal disputes	0	(80)	0	(80)
Gain on sale of fixed assets	0	(8)	0	(23)
Costs associated with country exit	0	0	104	0
Other, net	0	16	0	17
Operating profit for the Group	**714**	**682**	**1 296**	**1 234**

21 July 2022 21

3. NET SALES

Net sales by region[1]

EUR million	Q2'22	Q2'21	YoY change	Q1–Q2'22	Q1–Q2'21	YoY change
Asia Pacific	575	574	0%	1 209	1 148	5%
Europe	1 378	1 584	(13)%	2 777	3 000	(7)%
Greater China	418	367	14%	810	766	6%
India	241	290	(17)%	440	537	(18)%
Latin America	275	231	19%	501	420	19%
Middle East & Africa	484	394	23%	892	798	12%
North America	2 216	1 646	35%	4 042	3 283	23%
Submarine Networks	287	226	27%	549	437	26%
Total	5 873	5 313	11%	11 220	10 389	8%

[1]In Q2 2022, Nokia changed how it presents net sales information on a regional basis. Nokia determined that providing net sales of its Submarine Networks business separately from the net sales by region information for the rest of the Group improves the usefulness of regional net sales information by removing volatility caused by the specific nature of the Submarine Networks business. The comparative information for net sales by region has been recast accordingly.

Net sales by customer type

EUR million	Q2'22	Q2'21	YoY change	Q1–Q2'22	Q1–Q2'21	YoY change
Communications service providers	4 803	4 277	12%	9 176	8 375	10%
Enterprise	409	357	15%	752	712	6%
Licensees	305	401	(24)%	611	766	(20)%
Other[1]	356	278	28%	681	536	27%
Total	5 873	5 313	11%	11 220	10 389	8%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

21 July 2022 22

NOKIA

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 96% of Nokia's defined benefit obligation and 98% of plan assets fair values were remeasured as of 30 June 2022. Nokia's pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 30 June 2022, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2021): U.S. Pension 4.21% (2.40%), U.S. Opeb 4.25% (2.42%), Germany 2.88% (0.87%) and U.K. 3.80% (1.87%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 4 801 million, or 122.7%, as of 31 March 2022 to EUR 5 098 million, or 125.5% as of 30 June 2022. During the quarter the global defined benefit plan asset portfolio was invested approximately 71% in fixed income, 5% in equities and 24% in other asset classes, mainly private equity and real estate.

Change in pension and post-employment net asset/(liability)

	30 June 2022			30 June 2021			31 December 2021		
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	**5 588**	**(1 256)**	**4 332**	**2 572**	**(1 580)**	**992**	**2 572**	**(1 580)**	**992**
Recognized in income statement	(41)	(15)	(56)	(81)	(14)	(95)	(128)	(29)	(157)
Recognized in other comprehensive income	19	202	221	964	128	1 092	2 906	134	3 040
Contributions and benefits paid	102	(4)	98	97	(10)	87	177	(6)	171
Exchange differences and other movements[2]	500	(101)	399	(128)	213	85	61	225	286
Net asset/(liability) recognized at the end of the period	**6 168**	**(1 174)**	**4 994**	**3 424**	**(1 263)**	**2 161**	**5 588**	**(1 256)**	**4 332**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	30 June 2022	31 March 2022	31 December 2021	30 September 2021	30 June 2021
Defined benefit obligation	(20 029)	(21 120)	(22 704)	(22 632)	(22 599)
Fair value of plan assets	25 127	25 921	27 128	26 816	26 219
Funded status	**5 098**	**4 801**	**4 424**	**4 184**	**3 620**
Effect of asset ceiling[1]	(104)	(89)	(92)	(90)	(1 459)
Net asset recognized at the end of the period	**4 994**	**4 712**	**4 332**	**4 094**	**2 161**

[1]In the third quarter of 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of EUR 1 396 million.

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. As of 30 June 2022, Nokia has recognized deferred tax assets of EUR 1.2 billion (EUR 1.3 billion as of 31 December 2021).

In addition, as of 30 June 2022, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion as of 31 December 2021), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

In Q2 2022, Nokia continued to generate accounting and taxable profit in Finland and there are improvements in the financial performance compared to the previous periods. At 30 June 2022, Nokia did not consider that it had created an established pattern of sufficient tax profitability to conclude that it is probable that it would be able to utilize the deferred tax assets in Finland. Nokia continues to closely monitor its ability to utilize these deferred tax assets, including assessing the future financial performance in Finland. Should the recent improvements in the financial results of Nokia be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

21 July 2022 23

NOKIA

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based publicly available market information and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, Significant accounting policies, and note 22, Fair value of financial instruments, in the consolidated financial statements for 2021. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
30 June 2022		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	5	0	894	0	0	0	899	899
Other non-current financial assets	184	0	91	0	0	64	0	339	339
Non-current interest-bearing financial investments	473	0	0	0	0	0	0	473	447
Other current financial assets	297	0	0	0	0	26	0	323	323
Derivative assets	0	0	528	0	0	0	0	528	528
Trade receivables	0	0	0	0	0	4 663	0	4 663	4 663
Current interest-bearing financial investments	1 179	0	2 074	0	0	0	0	3 253	3 253
Cash and cash equivalents	4 499	0	958	0	0	0	0	5 457	5 457
Total financial assets	6 632	5	3 651	894	0	4 753	0	15 935	15 909
Long-term interest-bearing liabilities	4 424	0	0	0	0	0	0	4 424	4 247
Other long-term financial liabilities	0	0	0	75	0	0	0	75	75
Short-term interest-bearing liabilities	213	0	0	0	0	0	0	213	213
Other short-term financial liabilities	43	0	0	533	0	0	0	576	576
Derivative liabilities	0	0	604	0	0	0	0	604	604
Discounts without performance obligations	603	0	0	0	0	0	0	603	603
Trade payables	3 924	0	0	0	0	0	0	3 924	3 924
Total financial liabilities	9 207	0	604	608	0	0	0	10 419	10 242

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
31 December 2021		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	8	0	750	0	0	0	758	758
Other non-current financial assets	130	0	101	0	0	94	0	325	325
Other current financial assets	115	0	0	0	0	21	0	136	136
Derivative assets	0	0	200	0	0	0	0	200	200
Trade receivables	0	0	0	0	0	5 382	0	5 382	5 382
Current interest-bearing financial investments	526	0	2 051	0	0	0	0	2 577	2 577
Cash and cash equivalents	4 627	0	2 064	0	0	0	0	6 691	6 691
Total financial assets	5 398	8	4 416	750	0	5 497	0	16 069	16 069
Long-term interest-bearing liabilities	4 537	0	0	0	0	0	0	4 537	4 775
Other long-term financial liabilities	0	0	0	68	0	0	0	68	68
Short-term interest-bearing liabilities	116	0	0	0	0	0	0	116	116
Other short-term financial liabilities	0	0	0	522	0	0	0	522	522
Derivative liabilities	0	0	240	0	0	0	0	240	240
Discounts without performance obligations	479	0	0	0	0	0	0	479	479
Trade payables	3 679	0	0	0	0	0	0	3 679	3 679
Total financial liabilities	8 811	0	240	590	0	0	0	9 641	9 879

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2021	750	(590)
Net gains/(losses) in income statement	92	(14)
Additions	70	0
Deductions	(20)	0
Other movements	2	(4)
Balance as of 30 June 2022	894	(608)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 78 million (net gain of EUR 85 million in 2021) related to level 3 financial instruments held at 30 June 2022 was included in the profit and loss during 2022.

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NOKIA

7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment-related	Material liability	Other[1]	Total
As of 1 January 2022	312	254	102	149	235	46	89	382	1 569
Translation differences	0	1	5	11	0	(8)	2	26	37
Reclassification	0	0	0	0	1	0	0	(14)	(13)
Charged to income statement									
Additions	*59*	*69*	*15*	*4*	*3*	*5*	*51*	*133*	*339*
Reversals	*0*	*(17)*	*(2)*	*0*	*(3)*	*0*	*(27)*	*(17)*	*(66)*
Total charged to income statement	59	52	13	4	0	5	24	116	273
Utilized during period[2]	(158)	(57)	(26)	(3)	(23)	0	(22)	(91)	(380)
As of 30 June 2022	213	250	94	161	213	43	93	419	1 486
Non-current	99	20	17	141	128	38	9	148	599
Current	114	231	77	20	85	5	84	271	887

[1]Other provisions include provisions for various obligations such as costs associated with exiting the Russian market, indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 58 million remained in accrued expenses as of 30 June 2022.

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 June 2022	30 June 2021	31 December 2021
Nokia Corporation	3.375% Senior Notes[1]	USD	500	June 2022	0	427	0
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	748	760	759
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes	EUR	500	May 2025	491	497	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	747	761	760
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	468	454	464
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	71	63	66
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	489	497	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	200	175	183
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	526	538	553
Nokia Corporation and various subsidiaries	Other liabilities				147	141	124
Total					4 637	5 063	4 653

[1]Nokia redeemed USD 500 million of the 3.375% Senior Notes due June 2022 in December 2021.

[2]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

				Utilized (million)		
Financing arrangement	Committed/ uncommitted	Currency	Nominal (million)	30 June 2022	30 June 2021	31 December 2021
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	0	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 500	2 500

[1]The facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

21 July 2022 25

NOKIA

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 June 2022	30 June 2021	31 December 2021
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 234	1 180	1 281
Non-commercial guarantees	508	446	442
Corporate guarantees			
Commercial guarantees	480	457	457
Non-commercial guarantees	40	52	35
Financing commitments			
Customer finance commitments	32	42	21
Venture fund commitments[1]	469	158	137

[1] In January 2022, Nokia agreed on capital commitment of USD 400 million to NGP Capital's Fund V. The fund's emphasis on companies developing emerging 5G use cases for industrial and business transformation aligns closely with Nokia's technology leadership vision and its efforts to maximize the value shift towards cloud. Per industry standard practice, the capital will be called throughout the 10 year lifecycle of the fund.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's consolidated financial statements for 2021:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others which were dismissed. In the first quarter of 2022, Continental lost on appeal and on a first reconsideration request in the second quarter of 2022. It then requested a second reconsideration. Continental also brought breach of contract and FRAND related claims against Nokia in 2021, which Nokia has moved to dismiss.

Oppo

In 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in several countries in Asia and Europe. Across these actions, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing invalidation actions against certain Nokia patents, a number of patent infringement actions against Nokia equipment in Germany and China and actions in China against Nokia relating to standard essential patent licensing issues. In the second quarter of 2022, three of Nokia's patents have been held by a German Regional Court to be infringed by Oppo and injunctions granted against Oppo. The German Regional Court found that Oppo had not met its obligations to negotiate fairly and its offers had not been FRAND, whereas Nokia had complied with its negotiation obligations as a standard-essential patent holder.

Vivo

In 2022, Nokia commenced patent infringement proceedings against Vivo in Germany and several countries in Asia. Vivo responded by filing a number of patent infringement actions against Nokia equipment in Germany and China. They also filed actions in China against Nokia relating to standard essential patent licensing issues.

21 July 2022 26

Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

In the first quarter of 2022 Nokia replaced its performance measures total cash and current financial investments ("total cash") and net cash and current financial investments ("net cash") with total cash and interest-bearing financial investments ("total cash") and net cash and interest-bearing financial investments ("net cash"). The definitions of these performance measures were updated accordingly to reflect the changes made to Nokia's statement of financial position. The purpose for using these measures, as stated in the table below, did not change. The modifications to the performance measures were made as in the first quarter of 2022 Nokia commenced investing in highly liquid corporate bonds that are primarily classified as non-current interest-bearing financial investments based on their initial maturity.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of other non-current financial investments + proceeds from sale of other non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible and intangible assets, as well as non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

21 July 2022 27

Comparable to reported reconciliation

Q2'22 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**5 873**	**(3 487)**	**(1 069)**	**(623)**	**20**	**714**	**(27)**	**(95)**	**585**
Amortization of acquired intangible assets			(13)	(87)		**(100)**		22	**(79)**
Restructuring and associated charges		(26)	(8)	(17)	1	**(50)**			**(50)**
Impairment and write-off of assets, net of reversals						**1**			**1**
Change in financial liability to acquire NSB non-controlling interest						**0**	10		**10**
Items affecting comparability	0	(25)	(21)	(105)	1	**(150)**	10	22	**(118)**
Reported	**5 873**	**(3 512)**	**(1 091)**	**(728)**	**22**	**564**	**(18)**	**(74)**	**467**

Q2'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**5 313**	**(3 064)**	**(1 011)**	**(585)**	**29**	**682**	**(39)**	**(104)**	**539**
Restructuring and associated charges		(66)	(33)	(41)	(1)	**(141)**			**(141)**
Amortization of acquired intangible assets			(13)	(84)		**(97)**		20	**(77)**
Settlement of legal disputes					80	**80**			**80**
Impairment and write-off of assets, net of reversals		(3)	(7)	(1)	(21)	**(32)**			**(32)**
Fair value changes of legacy IPR fund					(16)	**(16)**			**(16)**
Gain on sale of fixed assets					8	**8**			**8**
Change in financial liability to acquire NSB non-controlling interest						**0**	(28)		**(28)**
Deferred tax expense due to tax rate changes						**0**		17	**17**
Items affecting comparability	0	(70)	(52)	(127)	51	**(198)**	(28)	38	**(189)**
Reported	**5 313**	**(3 133)**	**(1 063)**	**(712)**	**80**	**484**	**(68)**	**(66)**	**350**

21 July 2022 28

Q1–Q2'22 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**11 220**	**(6 658)**	**(2 122)**	**(1 204)**	**60**	**1 296**	**(67)**	**(196)**	**1 001**
Amortization of acquired intangible assets			(28)	(172)		**(200)**		43	**(157)**
Costs associated with country exit					(104)	**(104)**			**(104)**
Restructuring and associated charges		(35)	(16)	(28)	(1)	**(80)**			**(80)**
Impairment and write-off of assets, net of reversals		2	3	1		**6**			**6**
Loss allowance on customer financing loan						**0**	(29)		**(29)**
Change in financial liability to acquire NSB non-controlling interest						**0**	7		**7**
Items affecting comparability	0	(32)	(41)	(199)	(106)	**(378)**	(22)	43	**(357)**
Reported	**11 220**	**(6 690)**	**(2 163)**	**(1 403)**	**(46)**	**918**	**(90)**	**(153)**	**644**

Q1–Q2'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**10 389**	**(6 200)**	**(1 985)**	**(1 137)**	**166**	**1 234**	**(91)**	**(224)**	**914**
Amortization of acquired intangible assets			(27)	(167)		**(194)**		41	**(153)**
Restructuring and associated charges		(80)	(41)	(55)	(1)	**(177)**			**(177)**
Settlement of legal disputes					80	**80**			**80**
Impairment and write-off of assets, net of reversals		(4)	(7)	(2)	(21)	**(33)**			**(33)**
Gain on sale of fixed assets					23	**23**			**23**
Fair value changes of legacy IPR fund					(16)	**(16)**			**(16)**
Costs associated with contract exit		(1)				**(1)**			**(1)**
Change in financial liability to acquire NSB non-controlling interest						**0**	(32)		**(32)**
Deferred tax expense due to tax rate changes						**0**		17	**17**
Items affecting comparability	0	(85)	(75)	(224)	66	**(318)**	(32)	58	**(292)**
Reported	**10 389**	**(6 285)**	**(2 060)**	**(1 360)**	**232**	**916**	**(123)**	**(166)**	**622**

21 July 2022 29

NOKIA

Net cash and interest-bearing financial investments

EUR million	30 June 2022	31 March 2022	31 December 2021	30 September 2021	30 June 2021
Non-current interest-bearing financial investments	473	493	0	0	0
Current interest-bearing financial investments	3 253	2 685	2 577	2 478	1 499
Cash and cash equivalents	5 457	6 341	6 691	6 903	7 252
Total cash and interest-bearing financial investments	9 183	9 519	9 268	9 381	8 751
Long-term interest-bearing liabilities[1]	4 424	4 489	4 537	4 524	4 504
Short-term interest-bearing liabilities[1]	213	126	116	557	559
Total interest-bearing liabilities	4 637	4 615	4 653	5 081	5 063
Net cash and interest-bearing financial investments	**4 546**	**4 904**	**4 615**	**4 300**	**3 688**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q2'22	Q2'21	Q1–Q2'22	Q1–Q2'21
Net cash (used in)/from operating activities	(43)	106	516	1 410
Purchase of property, plant and equipment and intangible assets	(101)	(113)	(290)	(272)
Proceeds from sale of property, plant and equipment and intangible assets	32	16	33	48
Purchase of other non-current financial investments	(18)	(16)	(76)	(42)
Proceeds from sale of other non-current financial investments	14	84	27	133
Free cash flow	**(116)**	**77**	**210**	**1 277**

21 July 2022 30

NOKIA

Comparable return on invested capital (ROIC)

Q2'22

EUR million	Rolling four quarters	Q2'22	Q1'22	Q4'21	Q3'21
Comparable operating profit	2 838	714	583	908	633
Comparable profit before tax	2 668	681	516	891	580
Comparable income tax expense	(472)	(95)	(101)	(159)	(117)
Comparable operating profit after tax	**2 336**	**614**	**469**	**746**	**505**

EUR million	Average	30 June 2022	31 March 2022	31 December 2021	30 September 2021	30 June 2021
Total equity	17 060	19 026	18 083	17 462	16 392	14 337
Total interest-bearing liabilities	4 810	4 637	4 615	4 653	5 080	5 063
Total cash and interest-bearing financial investments	9 220	9 183	9 519	9 268	9 381	8 751
Invested capital	**12 650**	**14 480**	**13 179**	**12 847**	**12 091**	**10 649**

Comparable ROIC	**18.5%**

Q1'22

EUR million	Rolling four quarters	Q1'22	Q4'21	Q3'21	Q2'21
Comparable operating profit	2 806	583	908	633	682
Comparable profit before tax	2 630	516	891	580	643
Comparable income tax expense	(481)	(101)	(159)	(117)	(104)
Comparable operating profit after tax	**2 293**	**469**	**746**	**505**	**572**

EUR million	Average	31 March 2022	31 December 2021	30 September 2021	30 June 2021	31 March 2021
Total equity	16 009	18 083	17 462	16 392	14 337	13 771
Total interest-bearing liabilities	4 913	4 615	4 653	5 080	5 063	5 153
Total cash and interest-bearing financial investments	9 152	9 519	9 268	9 381	8 751	8 842
Invested capital	**11 770**	**13 179**	**12 847**	**12 091**	**10 649**	**10 082**

Comparable ROIC	**19.5%**

Q2'21

EUR million	Rolling four quarters	Q2'21	Q1'21	Q4'20	Q3'20
Comparable operating profit	2 776	682	551	1 056	486
Comparable profit before tax	2 608	643	495	1 063	407
Comparable income tax expense	(606)	(104)	(120)	(279)	(103)
Comparable operating profit after tax	**2 131**	**572**	**417**	**779**	**363**

EUR million	Average	30 June 2021	31 March 2021	31 December 2020	30 September 2020	30 June 2020
Total equity	14 238	14 337	13 771	12 545	15 220	15 319
Total interest-bearing liabilities	5 498	5 063	5 153	5 576	5 763	5 937
Total cash and interest-bearing financial investments	8 155	8 751	8 842	8 061	7 632	7 487
Invested capital	**11 581**	**10 649**	**10 082**	**10 060**	**13 351**	**13 769**

Comparable ROIC	**18.4%**

21 July 2022 31

21 July 2022 32 This financial report was approved by the Board of Directors on 21 July 2022. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2022      Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate